

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2002

AUDIOCODES LTD.
(Translation of Registrant's Name into English)

4 Hahoresh Road, Yehud 56470 • ISRAEL
(Address of Principal Corporate Offices)


PROCESSED
MAY 15 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

On May 8, 2002, AudioCodes Ltd. (the "Company") issued a press release announcing the appointment of Mike Lilo as the Company's new Chief Operating Officer.

45131521.1

The following document is attached hereto and incorporated by reference herein:

Exhibit 99.1. Press Release, dated May 8, 2002, announcing the appointment of Mike Lilo as the Company's new Chief Operating Officer.

The information set forth in the first paragraph of the press release attached as Exhibit 99.1 to this Report on Form 6-K, is hereby incorporated by reference into (i) the Registrant's Registration Statement on Form F-3, Registration No. 333-12346; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-11894; (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-13268; and (iv) the Registrant's Registration Statement on Form S-8, Registration No. 333-13378.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUDIOCODES LTD.
(Registrant)

By: Shabtai Adlersberg by Neil Gold pursuant to Power of Attorney
Neil Gold, for Shabtai Adlersberg
pursuant to authorization

Dated: May 8, 2002

45131521.1

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated May 8, 2002, announcing the appointment of Mike Lilo as the Company's new Chief Operating Officer.

Exhibit 99.1

FOR IMMEDIATE RELEASE

Company Contact:	**IR Agency Contact:**
COO & CFO	RFBinder Partners Inc.
Mike Lilo	Magda Gagliano
972 (3) 539-4000	(212) 994-7549
mikel@audiocodes.com	Magda.Gagliano@RFBinder.com


AudioCodes

4 HaHoresh Street, P.O. Box 14
Yehud, 56470 Israel
Tel: +972-3-5394000
Fax: +972-3-5394040

AudioCodes Appoints New Chief Operating Officer

Yehud, Israel – May 8, 2002 – AudioCodes Ltd. (NASDAQ: AUDC), a leading provider of Voice over Packet technologies, today announced the appointment of Mike Lilo as the Company's new Chief Operating Officer effective immediately. Mike will replace Doron Eidelman who had been the COO since July 2001. Mike has served as AudioCodes' Vice President, Finance and Chief Financial Officer since October 1998. He has been an integral part of the Company's management team since before the Company's IPO. Mike will continue serving as the Company's Chief Financial Officer as he takes on the new job of COO.

"Mike has continually demonstrated a keen sense of leadership and operational execution throughout his career at AudioCodes. Over the past four years, he has been an outstanding asset for us. We look forward to his increased involvement in the management of the Company. It is clear that Mike is the perfect candidate to work together with me to take the Company forward," said Mr. Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

About AudioCodes

Founded in 1993, AudioCodes Ltd. (NASDAQ: AUDC) enables the new voice infrastructure by providing network equipment providers and system integrators with innovative, reliable and cost-effective voice over packet media gateway and media processing technology and system solutions. The company is a market leader in voice compression technology and the key originator of the ITU G.723.1 standard for the emerging Voice over IP market. AudioCodes has built on its market leading core technology expertise to develop enabling technology products and a carrier-grade product line that continues to facilitate the evolving demands of the new wireline, wireless and cable communications infrastructure. AudioCodes' products include its highly flexible, scalable, and leading edge media gateway systems, VoIP communication boards, VoIP media gateway modules, VoP chip processors, and analog media gateways for access and enterprise solutions. Its customers include the leading global telecom and datacom network equipment providers. AudioCodes' international headquarters and R&D facilities are located in Israel, with US headquarters in San Jose, California. For more information on AudioCodes, visit http://www.audiocodes.com

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and continuing products' demand; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development/upgrades and the ability to manage changes in market conditions as needed; and other factors detailed in AudioCodes' filings with the Securities and Exchange Commission. Copies of such filings can also be viewed at the Tel-Aviv Stock Exchange. AudioCodes assumes no obligation to update the information in this release.

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